Mail Stop 0309

	November 24, 2004


David R. Seaton
Company Secretary
Marshall Edwards, Inc.
140 Wicks Road
North Ryde NSW 2113 Australia

RE: 	Marshall Edwards, Inc.
	Post-Effective Amendment to Form S-1, filed November 12, 2004 Registration No. 333-109129

Dear Mr. Seaton:
This is to advise you that we have undertaken a limited review of the above referenced registration statement and have the following comment.

1. Please update the financial statements and the related discussion and disclosure through September 30, 2004 to the post-effective amendment to Form S-1. As to all other disclosure, provide updated information as of the date you file your amendment.

*	*	*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Albert Lee at (202) 824-5522 or to me at (202) 942-
2979.

								Sincerely,



								Jeffrey Riedler
								Assistant Director


cc:	Steven  A. Navarro, Esq.
	Morgan, Lewis &  Bockius LLP
	101 Park Avenue
	New York, New York 10178
David R. Seaton
Marshall Edwards, Inc.
November 24, 2004
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